Exhibit 99.12

March 26, 2026

Consent of Qualified Person

TO:	Ontario Securities Commission

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
(collectively, the “Canadian Securities Commissions”)

Re: Technical Report by Kinross Gold Corporation

Reference is made to the technical report titled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report”, with an effective date of December 31, 2025, prepared for Kinross Gold Corporation and dated March 26, 2026 (the Technical Report).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, I, Agung Prawasono , P.Eng., do hereby consent to the public filing of the Technical Report by Kinross Gold Corporation with the Canadian Securities Commissions.

(Signed and Sealed) Agung Prawasono

Agung Prawasono , P.Eng.
Sr. Director, Mine Planning
Kinross Gold Corporation